UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto

Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FedNat Holding Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31431B109

(CUSIP Number)

Steven A. Hale II

2115 E. 7th Street

Charlotte, North Carolina 28204

(252) 335-4610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 31431B109	Page 2 of 13

1.			NAMES OF REPORTING PERSONS Hale Partnership Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares of Common Stock
	8.	SHARED VOTING POWER	2,008,294 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	2,008,294 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,294 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) OO, IA

CUSIP Nos. 31431B109	Page 3 of 13

1.			NAMES OF REPORTING PERSONS Hale Partnership Capital Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares of Common Stock
	8.	SHARED VOTING POWER	1,230,940 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	1,230,940 shares Of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,940 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) OO

CUSIP Nos. 31431B109	Page 4 of 13

1.			NAMES OF REPORTING PERSONS Hale Partnership Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	793,075 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	793,097 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,075 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 5 of 13

1.			NAMES OF REPORTING PERSONS Clark - Hale Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	161,337 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	161,337 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,337 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 6 of 13

1.			NAMES OF REPORTING PERSONS MGEN II - Hale Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	33,929 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	33,929 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,929 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 7 of 13

1.			NAMES OF REPORTING PERSONS Smith - Hale Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	122,022 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	122,022 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,022 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 8 of 13

1.			NAMES OF REPORTING PERSONS Dickinson-Hale Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	120,577 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	120,577 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,577 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 9 of 13

1.			NAMES OF REPORTING PERSONS Steven A. Hale II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares of Common Stock
	8.	SHARED VOTING POWER	2,008,294 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	2,008,294 shares Of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,294 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) IN

CUSIP Nos. 31431B109	Page 10 of 13

Item 1.    Security and Issuer

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (“Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed by each of the following persons (collectively, the “Reporting Persons”) on August 11, 2021 (together with the Amendment, the “Schedule 13D” or “Statement”):

Hale Partnership Capital Management, LLC (“Hale Advisor”)

Hale Partnership Capital Advisors, LLC (“Hale GP”)

Hale Partnership Fund, L.P. (“Hale Fund I”)

Clark - Hale Fund, L.P. (“Hale Fund II”)

MGEN II - Hale Fund, L.P. (“Hale Fund III”)

Smith - Hale Fund, L.P. (“Hale Fund IV”)

Dickinson-Hale Fund, L.P. (“Hale Fund V”, and together with Hale Fund I, Hale Fund II, Hale Fund III, Hale Fund IV, the “Hale Funds”)

Steven A. Hale II (“Mr. Hale”)

This Statement relates to shares of the common stock, par value $0.01 per share, of FedNat Holding Company (the “Issuer”). Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged.

Item 4.    Purpose of Transaction.

On May 23, 2022, the Issuer's wholly owned insurance carriers, FedNat Insurance Company (“FNIC”), Maison Insurance Company (“MIC”) and Monarch National Insurance Company (“MNIC,” and together with FNIC and MIC, the “Carriers”), received the approval of the Florida Office of Insurance Regulation (the “Florida OIR”) for a transaction (the “MNIC Transaction”) pursuant to which a group of investors managed by Hale Advisors which includes Hale Fund II, Hale Fund III, Hale Fund IV and Hale Fund V (together, the “Hale Investors”) will invest $15 million in MNIC in exchange for 60% of MNIC’s common stock. At the closing of the MNIC Transaction, the Issuer will also invest $10 million into MNIC, following which it will own the remaining 40% of MNIC’s common stock. MNIC will then assume approximately 83,000 insurance policies issued by FNIC, and the remaining policies issued by FNIC will be cancelled effective June 29, 2022. The parties anticipate closing the MNIC Transaction on June 1, 2022.

In connection with the MNIC Transaction, the parties entered into the following agreements:

•	Master Restructure Agreement dated as of May 13, 2022 (the “Restructure Agreement”) among MNIC, FNIC, the Issuer, and Hale Advisor relating to the MNIC Transaction. The Restructure Agreement provides for the completion of certain matters prior to closing, which include, among other things, (a) the submission by the Hale Investors of the necessary application to acquire control of MNIC; (b) review by the parties of certain related party agreements between MNIC and certain other subsidiaries of the Issuer; (c) negotiations with the holders of the Issuer's outstanding senior notes in the aggregate principal amount of $121,000,000 for approval of the MNIC Transaction and certain concessions, including the future redemption of a material portion of the principal amount of such notes at a discount; and (d) reconfirmation of MNIC’s Demotech rating. Pursuant to the Restructure Agreement, FNIC also will grant MNIC, effective as of the closing of the MNIC Transaction, a right of first refusal to assume FNIC’s flood book of business and its commercial general liability book in runoff.

CUSIP Nos. 31431B109	Page 11 of 13

•	Stock Investment and Subscription Agreement dated as of May 13, 2022 (the “Subscription Agreement”) among the Hale Investors, FNIC, the Issuer and MNIC, pursuant to which the Hale Investors, in exchange for the $15 million investment, will purchase from MNIC 60% of MNIC’s common stock. The Subscription Agreement sets forth customary representations, warranties and covenants of the parties, as well as conditions to closing that include, among other things: (a) receipt of the third party and government consents described in the Restructure Agreement, (b) placement by MNIC of reinsurance for the 2022-2023 hurricane season, (c) agreement of the Florida Hurricane Catastrophe Fund (the “FHCF”) that the polices assumed by MNIC will count towards MNIC’s exposure for FHCF reinsurance purposes at June 30, 2022, (d) agreement by the parties as to the existing terms of, or mutually agreed amendments to, certain related party agreements between MNIC and certain other subsidiaries of the Issuer, and (e) other customary conditions to closing.

Copies of the Restructure Agreement and the Subscription Agreement were filed by the Issuer as exhibits to its Current Report on Form 8-K on May 24, 2022.

Following the completion of the transactions contemplated by the Transaction Agreements, the Hale Investors will own 60% of MNIC’s outstanding common stock and the Issuer will own 40% of MNIC’s outstanding common stock. At the closing, the Issuer and the Hale Investors will enter into a shareholders agreement governing the relative rights of the MNIC shareholders and pursuant to which the Issuer will have the right, among other things, to designate two members of MNIC’s five-member board of directors.

Also at the closing of the MNIC Transaction, MNIC and Hale Advisors will enter into a management agreement pursuant to which Hale Advisors will provide MNIC with management services relating to financial, compliance, investment and cash management, tax and strategic planning matters for a management fee equal to 60 basis points on MNIC’s assets.

Notwithstanding and except as set forth above, Reporting Persons do not have any other present plans that would result in the occurrence of any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)	Hale Fund I is the beneficial owner of 793,075 shares of the common stock of the Issuer, representing 4.6% of the Issuer’s issued and outstanding common stock.

Hale Fund II is the beneficial owner of 161,337 shares of the common stock of the Issuer, representing 0.9% of the Issuer’s issued and outstanding common stock.

Hale Fund III is the beneficial owner of 33,929 shares of the common stock of the Issuer, representing 0.2% of the Issuer’s issued and outstanding common stock.

Hale Fund IV is the beneficial owner of 122,022 shares of the common stock of the Issuer, representing 0.7% of the Issuer’s issued and outstanding common stock.

Hale Fund V is the beneficial owner of 120,577 shares of the common stock of the Issuer, representing 0.7% of the Issuer’s issued and outstanding common stock.

Hale GP is the beneficial owner of 1,230,940 shares of the common stock of the Issuer, representing 7.1% of the Issuer’s issued and outstanding common stock.

Hale Advisors and Mr. Hale are each the beneficial owner of 2,008,294 shares of the common stock of the Issuer, representing 11.5% of the Issuer’s issued and outstanding common stock.

The percentage of beneficial ownership is based upon 17,519,237 shares of common stock outstanding as of May 2, 2022, as reported on Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

CUSIP Nos. 31431B109	Page 12 of 13

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them in this Amendment No. 1 to Statement on Schedule 13D with respect to the common stock of the Issuer.

Dated: May 25, 2022	HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

HALE PARTNERSHIP FUND, L.P.

	By:	Hale Partnership Capital Advisors, LLC,
its General Partner

		By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

CLARK - HALE FUND, L.P.

	By:	Hale Partnership Capital Advisors, LLC,
its General Partner

		By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

CUSIP Nos. 31431B109	Page 13 of 13

MGEN II - HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

SMITH - HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

DICKINSON-HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

By:	/s/ Steven A. Hale II
Steven A. Hale II